INVEST IN **POCKET PROPERTIES**

Enabling the democratization of real estate investments through technology



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EXCLUSIVE LOOK INTO FRACTIONAL REAL ESTATE!
REAL ESTATE INVESTING FOR
~~MILLIONAIRES~~
EVERYONE

LEAD INVESTOR

Jeffrey Walsh

There are many reasons that I chose to invest in Pocket Properties, but there are two that stand out. Josh and Stan. I'm not an investor in Pocket Properties because of the idea. Although it is brilliant. It's not because of the opportunity to help people. Although the opportunity is immense. It's because Josh and Stan have the drive and the passion and the integrity to grow this company and have a major impact. And I'm glad to be a part of it.

Invested $2,000 this round

Learn about Lead Investors

pocketpropertiesapp.com Richmond VA

Technology | Software | Main Street | Blockchains | Finance

Highlights

1. We're a completely bootstrapped company within just 8 months our waitlist has grown on average 40% month over month!
2. 📈 Traders have been buying fractional stocks since 2015, fractional real estate is just the next step!
3. 📲 We aim to make the most user-friendly fractional real estate trading platform.
4. ⛓ We're powered by Blockchain Technology, a unique edge in the fractional real estate market.
5. 💰 Partnered to provide compliant reg cf style offerings.
6. 📱 Lanched Pocket Properties App Beta webapp!
7. 🏠 Our team has a background in real estate and Blockchain. We know & use these products!
8. 💸Real Estate is how 90% of millionaires create their wealth, we plan to make it affordable it for you!

Our Team

Our Team



Joshua Rufolo Chief Executive Officer

Josh is truly a seasoned businessman. He's successfully opened 11 direct sales offices throughout the country, while also starting a data management company. He specializes in sales management and business development.

This idea was created after experiencing first hand the multiple barriers of entry in real estate investing ranging from cost to lack of knowledge. We wanted to address these issues in order to give everyone the ability to invest in real estate and build long term wealth. Our goal is to securitize and democratize the worlds real estate.



Marshal Singh *Chief Financial Officer*

Marshal is an all around investor, specializing in real estate flips and options investing. He played a key role in creating Pocket Properties primary acquisition strategy.



Stanley Glover *Chief Operations Officer, Treasurer*

Stanley developed his business acumen at a young age. He quickly advanced in sales by successfully recruiting and managing a team of 4. Upon departing he co-founded Throne Capital Group & Pocket Properties before the age of 22.



Craig Paris *Chief Technical Officer*

Craig is a self taught coder who worked as team lead and developer for both Microsoft and Saleforce before joining the Pocket Properties team.



Zach Rinehardt *Chief Marketing Officer*

Zach is an entrepreneur, trader, & early cryptocurrency adopter. He is also an early user and adopter of fractional real estate, giving him the expertise to communicate Pocket Properties to our customers in the best way possible.



Shawn Sadler *CAO*

Real Estate became a passion at 27. I started off in the trenches of Real Estate, Wholesaling. It wasn't long before I was hooked. from there I started my own Wholesale company. Helping many find their way into their first real estate investment!



Scott Lennon *Real Estate Investment Advisor*

Scott Lennon is an experienced realtor, real estate investor, & the first investor in Pocket Properties. Scott grew then liquidated a massive portfolio of properties spanning the regions of Virginia.



Timothy Ryan *General Business Advisor*

I've assisted 100's of early-stage startups from validation to raising capital. I'm transitioning to the angel investing role and have invested in 11 companies with Jason Calacanis' thesyndicate.com .



Jason MacDonald *Marketing Advisor*

Jason is a financial/investing content creator with a large following on YouTube & Twitter. He uses his platform to spread the message that "Everyone Can Invest". We are extremely excited to have him on our team!

It costs OVER $1 Million to retire..

If 90% of millionaires create & preserve their wealth through real estate shouldn't this market be more accessible?





Pocket Properties

Invest, fix, flip and pocket the profits.

The global real estate market is valued at over $228 Trillion. In fact, real estate is the third-largest industry in the world 🌍

It's also the third fastest growing industry, following only healthcare and higher education. Real estate is also the second most powerful wealth creation tool next to a higher education 💰

 **Problems in the market.**

Limited supply is currently the one of the single largest barriers stopping new investors from investing in real estate and experienced investors from expanding their holdings.

Access to real estate investing is complex and requires a knowledgable and experienced team to do it right. This also takes time, large amounts of capital, and is a very hands on process.

Illiquidity is a significant downside of owning real estate. Illiquidity occurs when a security or other asset cannot quickly be sold or exchanged for cash without a substantial loss in value.



The problem is very few people can actually participate in and take advantage of the growth and potential that real estate has to offer.

Meet Jeff, Jeff is 30 years old and has always wanted to start his real estate portfolio. He's really hungry to get into this incredibly lucrative and proven market.

However, under the current landscape, the average millennial real estate investor's net worth is $1.4 Million. To put it simply, you need to be in the top 10% in terms of wealth to participate in the real estate markets ‼️

Until Now...

We're introducing Pocket Properties. MAAS-based solutions backed by the use of smart contracts to increase efficiency in real estate investment management and lower cost barriers for both retail investors and institutions.

Pocket Properties, a platform where users can...



- pre-curated and professionally vetted investment opportunities.
- streamlined investment process through the use of automation.
- invest funds without the need for manual back-office recording.
- fund these opportunities fractionally.



Collaborative Investing

Invest in not only the property but the people doing them.



Passive approach

All documentation, transactions, and updates are handled for you.



Make Money

Get paid from interest paid on the short term loan.

Pocket Properties App's primary service is its real estate marketplace that follows the traditional 2-sided marketplace model. Our marketplace provides third-party real estate owners/institutions access to highly automated capital/investor management tools in the form of easy-to-use standard asset smart contracts, which aid in the automation of cap-table management, ongoing compliance, and P2P transactions capabilities. Making their ability to raise private capital for their assets a streamlined and straightforward process.

We also provide Public/Private marketplaces for the easy onboarding of investors and increased visibility for their investment opportunity. This creates democratization allowing for retail/ accredited investors the ability to invest in their real estate opportunities.

Pocket Properties democratizes real estate investing just like Robinhood democratized stock trading! Giving everyone AFFORDABLE access to the most powerful wealth creation tool.

Now Jeff can realize his dream of starting a real estate portfolio. He simply downloads the Pocket Properties App, sets up his profile and in minutes he's able to search our available properties. Once Jeff sees a property that he's interested in, he uploads funds and is able to purchase his first shares within seconds.

Jeff is just one of over 90 million people in our target market. Investors like Jeff have been buying and trading fractional shares of their favorite stocks on various trading platforms since 2015.

The introduction and acceptance of fractional shares have already changed the investing world as we know it and fractional shares of real estate are just the next step!

Explore the early markup of our mobile application. Our finished product will resemble the user-friendly brokerages we all know and love. Our goal is to make real estate investing a friendly, familiar, and passive experience.

Users will get to choose what payment methods they'd like. Being a blockchain-powered company gives our users the ability to pay with standard currencies or their favorite cryptocurrency. It just depends on preference!



Pocket Properties has several growth strategies to implement with the correct foundation in place. Our team is always thinking big picture!





Pocket Properties App Founded
First 1k signups
We are here
Mobile App Launch
Late Q3 2022
Q1 2022
MVP Launch
Reg S Platform
Foreign only
2022/2023
Q2 2022
Blockchain Integration
Reg CF Platform
US investors
Q1 2022

In 8 months, we launched a small marketing campaign to test the waters. During that time, we've added more than 3000 members to our launch waitlist and that list is growing on average 30% month over month!

Pocket Properties generate revenue primarily through the fractionalization of real estate assets sold on our platform but also through fees generated by third-party real estate providers utilizing our private marketplace features.

Why Now?
pocket properties
• There is a growing appetite for alternative assets.
• Fractional investing is already widely accepted, fractional real estate is the next logical step.
• Real estate market and lending is ripe for innovation. Private debt and equity are on track to double over the next 5 years.
Alternative Assets under Management ($bn), 2020 vs. 2025*
Source: "https://hedgenordic.com/2020/11/alternatives-and-hedge-funds-in-2025/?print=print"



The proof is in the pudding, the rapidly growing fractional asset space tells us the market is ready for fractional real estate!

pocket properties
Market Validation
Ground Floor users
100,000
Users
That have generated over $1billion in transactions.
Fundrise
150,000
Users
Generating $28.4M in revenue per year
Alternative assets
$10T
Alternative AUM 2021
This asset class includes
*Pocket Properties will be providing its user base the unique opportunity to invest in real estate assets at a low cost while merging both ease of use with vast amounts of usable data. Pocket Properties' goal is to capture a strong percentage of the growing fractional real estate sector, while also capturing those looking to invest in Alternative

Pocket Properties has a unique advantage in the emerging fractional real estate market. Our team is comprised of real estate, blockchain, securities trading, & team management experts.

we use fintech products and know what areas need special attention in order to create a real **"stock exchange for real estate"**.



Competitors

	Pocket Properties	Fundrise	Ground Floor	Real T
Equity based investment	✅	✅	❌	✅
Debt based investment	✅	❌	✅	❌
Individual project selection	✅	❌	✅	✅
Blockchain Solutions	✅	❌	❌	✅
Simple & User Friendly platform	✅	✅	❌	❌
Crypto payment processing	✅	❌	❌	✅
Collaborative Investing	✅	❌	❌	❌

Our team's core leadership is comprised of experienced real estate investors with the knowledge to create unique solutions in the fractional real estate space!

One of the largest differentiators that sets Pocket Properties apart from the crowd is our team. The team at Pocket Properties is youthful and tight-knit, with everyone on the team having prior relationships with one another either through professional or non-professional channels. The Pocket Properties team also hosts a large amount of experience in multiple sectors, with members stemming from Amazon, Microsoft, Blockchain Projects, and public universities.




MEET OUR TEAM





Josh Rufolo (CEO)

Josh is a seasoned businessman. He's successfully opened 11 direct sales offices throughout the country, while also starting a data management company. Josh executed a successful exit of his start-up Loop GIS. He specializes in sales management and business development.

Craig Paris (CTO)

Craig is a highly skilled coder who worked as a team lead and developer for Microsoft working in both AI and Machine Learning divisions. He would also go on to become a senior database engineer for Salesforce.

Stanley Glover (COO)

Stanley has played a key role in the conception and development of Pocket Properties App, corp. Stanley possesses professional experience in both Real Estate and Blockchain. He also possesses expertise in U.S securities regulations & compliance.





Zach Rindhart (CMO)

Zach is a Pennsylvania-born entrepreneur, trader, & early cryptocurrency adopter. Zach is also an early user and adopter of fractional real estate, giving him the expertise to communicate Pocket Properties to our customers in the best way possible.

Shawn Sadler (CAO)

Shawn has been in real estate acquisitions for the past five years. He found his passion in real estate because it always seemed to bring something new to the table every day. It also has offered him a way of meeting more people than any other field he has been in and that's something he loves.

Marshal Singh (CFO)

Marshal is a serial investor. He oversaw the operation and management of several businesses, as he built his portfolio. An all-around problem solver who is passionate about finding ways to improve and scale businesses.

We also understand the wisdom that comes with experience. This is why we've established a seasoned group of advisors to lead us on the way.



Advisory Team





Tim Ryan (General Business Advisor)

Tim Ryan is the Executive Director of StartWheel and President of Arcphor. Tim is a seasoned advisor entrepreneur and angel investor.

John Paris (Legal Advisor)

John is a securities attorney at Williams Mullen and Co-founder of 757 Angels. John has expertise in private equity, mergers and acquisitions and a plethora of other fields.

Scott Lennon (Real Estate Advisor)

Scott is a seasoned real estate investor owning multiple investment properties across the state of Virginia and founding Real Deal RVA, a real estate dispositions company.

With your help, we'll have a shot at making Pocket Properties the most innovative and effective platform for fractional real estate investors. Then our customers and supporters can join the growing class of millionaires!